UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATEISSUER

PURSUANT TO RULE13a-16 OR 15d-16

UNDER THESECURITIES EXCHANGEACT OF 1934

For the month of March 2025

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302

3320 - 17th Avenue SW

Calgary, Alberta, Canada, T3E0B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

Exhibit 99.1	Consolidated Financial Statements For the Years ended December 31, 2024, 2023 and 2022

Exhibit 99.2	Management’s Discussion and Analysis For the year ended December 31, 2024

Exhibit 99.3	NXT ENER GY SOLUTIONS INC. ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Exhibit 99.4	Certification-CEO

Exhibit 99.5	Certification-CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: March 31, 2025	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Vice President of Finance & CFO

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